Total # of pages: 43
Total # of Exhibits: 5
Exhibit Index: p2

OMB APPROVAL
OMB Number: 3235-0116
Expires: August 31, 2005
Estimated average burden hours per response: 6.00

P.E. 6-2-03

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03025470

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2003

Commission File Number: 0-29150

Randgold & Exploration Company Limited
(Translation of registrant's name into English)

5 Press Avenue, Selby, Johannesburg, South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F **X** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): **X**

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Attached to the Registrant's Form 6-K Filing for the month of June 2003, and incorporated by reference herein, are:

Exhibit No.	Description	Page
1.	(i) the Registrant's application to the JSE, dated May 15, 2003, relating to the listing of 18,060 new ordinary shares, (ii) the confirmation letter from the JSE, dated May 15, 2003 relating to the listing of 18,060 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 18,060 ordinary shares.	5
2.	(i) the Registrant's application to the JSE, dated May 16, 2003, relating to the listing of 22,591 new ordinary shares, (ii) the confirmation letter from the JSE, dated May 16, 2003 relating to the listing of 22,591 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 22,591 ordinary shares.	13
3.	(i) the Registrant's application to the JSE, dated May 19, 2003, relating to the listing of 58,525 new ordinary shares, (ii) the confirmation letter from the JSE, dated May 20, 2003 relating to the listing of 58,525 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 58,525 ordinary shares.	21
4.	(i) the Registrant's application to the JSE, dated May 19, 2003, relating to the listing of 11,741 new ordinary shares, (ii) the confirmation letter from the JSE, dated May 21, 2003 relating to the listing of 11,741 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 11,741 ordinary shares.	29
5.	(i) the Registrant's application to the JSE, dated May 23, 2003, relating to the listing of 30,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated May 26, 2003 relating to the listing of 30,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 30,000 ordinary shares.	37

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD & EXPLORATION COMPANY LIMITED

By: David J. Haddon
David J. Haddon
Group Company Secretary

Dated: June 25, 2003

4

Exhibit 1

RANDGOLD

5 PRESS AVENUE SELBY
JOHANNESBURG 2092
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632 JOHANNESBURG
TELEPHONE +27 (11) 309-6000
FAX +27 (11) 837-2396
www.randgold.co.za

5

May 15, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 18 060 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 18 060 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
18 000	R12.50
60	R15.00

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby
Johannesburg, 2092

3. The transfer secretaries are: Computershare Services Limited
70 Marshall Street
2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	44 594 440	shares of 1(one) cent each:	R445 944
Unissued:	30 405 236	shares of 1(one) cent each:	R304 052

2 / ....

RGE\SOS\030515~18060 AJR AGT

RANDGOLD

6

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

15 May 2003

5. The company's issued ordinary share capital after the issue of the 18 060 ordinary shares, which are the subject of this application, will be:

44 612 500	ordinary shares of 1 (one) cent each:	R446 125

The unissued ordinary share capital will decrease to:

30 387 176	ordinary shares of 1 (one) cent each:	R303 871

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 17 May 2003.

10. The listing fee of R827.64 is attached hereto.

SIGNED at JOHANNESBURG on 15 May 2003


DIRECTOR/LEGAL MANAGER


COMPANY SECRETARY

_________________________ SPONSOR

RGE\SOS\030515~18060 AJR AGT

RANDGOLD

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy



D J HADDON
Group Company Secretary



SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

15 May 2003
REF: NM/mr/8767

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 15 May 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 16 May 2003 in respect of 18 060 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R446 125-00 divided into 44 612 500 ordinary shares cf ' cent each.

Thank you for payment of R827-64 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Simone Jones

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 16 MAY 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 16 MAY 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
C/O COMPANY SECRETARY (8/8060)

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				44 594 440	ORDS	0-01	445 944-40
Total		Total	R	Total 44594440		Total	R445 944-40

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 445 944-40

Stated capital R –

Premium account R305 249 589-96

Total issued capital R305 695 534 -36

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				18000	ORDS	0-01	12-49	225 000
				60	ORDS	0·01	14-99	900
Total		Total	R	Total			Total	R225900

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
AJ REYNOLDS	P.O.BOX 82291	15 000	PAR VALUE
AG THOMAS	SOUTHDALE 2135	3 060	ORDINARY

11

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				44 594 440	ORDS	0-01	—	*	445 944-40
				18 000	ORDS	0-01	12-49	**	180-00
				60	ORDS	0-01	14-99	***	0-60
Total		Total	R	Total 44 612 500			Total	R ****	446 125-00

* 305 249 589-96 **** 305 475 309-36
** 224 820-00
*** 899-40

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 446 125-00

State capital R —

Premium account (see analysis below) R 305 474 018-61

Total issued capital R 305 920 143-61

Certified correct.

Date 16 May 2003 Signature David [signature] Director/~~Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account R

Opening Balance 305 249 589-96

Premium on Allotment 225 719-40
Less
Issue Duty (726-00)
Allotment Duty (564-75) 224 428-65

305 474 018-61

12

Exhibit 2

13

RANDGOLD

5 PRESS AVENUE SELBY
JOHANNESBURG 2092
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632 JOHANNESBURG
TELEPHONE +27 (11) 309-6000
FAX +27 (11) 837-2396
www.randgold.co.za

May 16, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 22 591 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 22 591 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
22 582	R12.50
9	R 6.05
22 591	

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
   Selby
   Johannesburg, 2092

3. The transfer secretaries are: Computershare Services Limited
   70 Marshall Street
   2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	44 612 500	shares of 1(one) cent each:	R446 125
Unissued:	30 387 176	shares of 1(one) cent each:	R303 871

2 / ....

RGE\SOS\030516~22591 DMB SC

RANDGOLD

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

16 May 2003

5. The company's issued ordinary share capital after the issue of the 22 591 ordinary shares, which are the subject of this application, will be:

44 635 091	ordinary shares of 1 (one) cent each:	R446 350

The unissued ordinary share capital will decrease to:

30 364 585	ordinary shares of 1 (one) cent each:	R303 645

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 20 May 2003.

10. The listing fee of R827.64 is attached hereto.

SIGNED at JOHANNESBURG on 16 May 2003


____________________ DIRECTOR/LEGAL MANAGER


____________________ COMPANY SECRETARY

____________________ SPONSOR

RGE\SOS\030516~22591 DMB SC

RANDGOLD

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy



D J HADDON
Group Company Secretary

Eileen / David



SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone (2711) 520 7000
Web www.jse.co.za

16 May 2003
REF: NM/mr/8775

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 16 May 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 20 May 2003 in respect of 22 591 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R446 350-91 divided into 44 635 091 ordinary shares of 1 cent each.

Thank you for payment of R827-64 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc: HSBC Investment Services (Africa) (Pty) Limited
Attention : Simone Jones

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 20 MAY 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 26 MAY 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
C/O COMPANY SECRETARY (22591)

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				44612500	ORDS	0-01	446125
Total		Total	R	Total 44612500		Total	R 446125

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 446125

Stated capital R —

Premium account R 305474018-61

Total issued capital R 305920143-61

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				22582	ORDS	0-01	12-49	282275
				9	ORDS	0-01	6-04	54-45
Total		Total	R	Total 22591			Total	R 282329-45

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
D M BRISTOW	P.O. BOX 82291	19882	PAR VALUE
S CASOOJEE	SOUTHDALE 2135	2709	ORDINARY

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				44612500	ORDS	0-01	—	*	446125
				22582	ORDS	0-01	12-49	**	225-82
				9	ORDS	0-01	6-04	***	0-09
Total		Total	R	Total 44 635091			Total	R ****	446 350-91

* 305 474 018-61
** 282 049-18
*** 54-36

**** 305 756 122-15

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 446 350-91

State capital R –

Premium account (see analysis below) R 305 677 290-30

Total issued capital R 306 123 641-21

Certified correct.

Date 26 May 2003 Signature David Haddon

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account

		R
Opening Balance		305 474 018-61
Premium on Allotment	282 103-54	
less:		
Issue Duty	(726-00)	
Allotment Duty	(705-85)	
Correction from CM15 dated 21 January 2003 (Premium)		
* 12000 x 6.04 = ~~77400~~ 149 880 - 72480 = 77400	(77400)	203 271-69
		305 677 290-30

* Premium incorrectly calculated. Issue Price should have been R6.05 and not R12.50.

Exhibit 3



21

5 PRESS AVENUE SELBY
JOHANNESBURG 2092
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632 JOHANNESBURG
TELEPHONE +27 (11) 309-6000
FAX +27 (11) 837-2396
www.randgold.co.za

May 19, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 58 525 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 58 525 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
259	R 6.05
56 600	R12.00
1 666	R 15.00
58 525	

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby
Johannesburg, 2092

3. The transfer secretaries are: Computershare Services Limited
70 Marshall Street
2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	44 635 091	shares of 1(one) cent each:	R446 350
Unissued:	30 364 585	shares of 1(one) cent each:	R303 645

RGE\SOS\030519~58525 RARK JA

RANDGOLD & EXPLORATION COMPANY LIMITED · REG NO 1992/005642/06 · NASDAQ SYMBOL: RANGY
DIRECTORS · R A R KEBBLE (CHAIRMAN) · D ASHWORTH* · H C BUITENDAG · G FISCHER · (*BRITISH)
SECRETARY · D J HADDON

RANDG LD

22

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

19 May 2003

5. The company's issued ordinary share capital after the issue of the 58 525 ordinary shares, which are the subject of this application, will be:

44 693 616	ordinary shares of 1 (one) cent each:	R446 936

The unissued ordinary share capital will decrease to:

30 306 060	ordinary shares of 1 (one) cent each:	R303 060

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 21 May 2003.

10. The listing fee of R4 378.97 is attached hereto.

SIGNED at JOHANNESBURG on 19 May 2003



________________ DIRECTOR/LEGAL MANAGER



________________ COMPANY SECRETARY

________________ SPONSOR

RGE\SOS\030519~58525 RARK JA

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy

David Haddon

D J HADDON
Group Company Secretary



SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

20 May 2003
REF: BN/mr/8790

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 19 May 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 21 May 2003 in respect of 58 525 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R446 936-16 divided into 44 693 616 ordinary shares of 1 cent each.

Thank you for payment of R4 378-97 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Marlize Keyter

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 21 MAY 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 5 JUNE 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

c/o COMPANY SECRETARY (58525)

Postal address P.O. BOX 82291

SOUTHDALE

2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				44 635 091	ORDS	0-01	446 350-91
Total		Total	R	Total 44 635 091		Total	R446 350-91

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 446 350-91

Stated capital R —

Premium account R305 677 290-30

Total issued capital R306 123 641-21

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				56 600	ORDS	0-01	11-99	679 200
				1 666	ORDS	0-01	14-99	24 990
				259	ORDS	0-01	6-04	1 566-95
Total		Total	R	Total			Total	R705 756-95

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
RAR KEBBLE	P.O. Box 82291	58 266	PAR VALUE
J AVGOUSTINOS	SOUTHDALE	259	ORDINARY

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				44635091	ORDS	0-01	—	*	446 350-91
				56600	ORDS	0-01	11-99	**	566
				1 666 259	ORDS ORDS	0-01 0-01	14-99 6-04	*** ****	16-66 2-59
Total		Total	R	Total 44693616			Total	R *****	446 936-16

* 305 677 290-30
** 678 634-00
*** 24 973-34
**** 1 564-36
***** 306 382 462-00

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 446 936-16

State capital R —

Premium account (see analysis below) R 306 376 856-55

Total issued capital R 306 823 792-71

Certified correct.

Date 5 June 2003 Signature David J Haddon

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account

		R
Opening Balance		305 677 290-30
Premium on Allotment	705 171-70	
Less		
Issue Duty	(3841-00)	
Allotment Duty	(1764-45)	699 566-25
		306 376 856-55

28

Exhibit 4



5 PRESS AVENUE SELBY
JOHANNESBURG 2092
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632 JOHANNESBURG
TELEPHONE +27 (11) 309-6000
FAX +27 (11) 837-2396
www.randgold.co.za

29

May 19, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 11 741 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 11 741 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
741	R 6.05
11 000	R12.50
11 741	

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby
Johannesburg, 2092

3. The transfer secretaries are: Computershare Services Limited
70 Marshall Street
2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	44 693 616	shares of 1(one) cent each:	R446 936
Unissued:	30 306 060	shares of 1(one) cent each:	R303 060

2 / ....

RGE\SOS\030520~11741 CE JA

RANDG LD

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
20 May 2003

5. The company's issued ordinary share capital after the issue of the 11 741 ordinary shares, which are the subject of this application, will be:

   44 705 357 ordinary shares of 1 (one) cent each: R447 053

   The unissued ordinary share capital will decrease to:

   30 294 319 ordinary shares of 1 (one) cent each: R302 943

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 22 May 2003.

10. The listing fee of R827.64 is attached hereto.

SIGNED at JOHANNESBURG on 20 May 2003


_________________________ DIRECTOR/LEGAL MANAGER


_________________________ COMPANY SECRETARY

_________________________ SPONSOR

RGE\SOS\030520-11741 CE JA

RANDGOLD

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy

David Haddon

D J HADDON
Group Company Secretary


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

21 May 2003
REF: NM/mr/8799

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 19 May 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 22 May 2003 in respect of 11 741 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R447 053-16 divided into 44 705 357 ordinary shares of 1 cent each.

Thank you for payment of R827-64 in respect of the listing fee received.

Yours faithfully



D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

CC. HSBC Investment Services (Africa) (Pty) Limited
Attention : Marlize Keyter

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1992/005642/06

Name of company RANDGOLD + EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 22 MAY 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 5 JUNE 2003

Name of company RAND GOLD & EXPLORATION COMPANY LIMITED

C/O COMPANY SECRETARY (1174)

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				44693616	ORDS	0-01	446936·16
Total		Total	R	Total 44693616		Total	R446 936-16

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 446936-16

Stated capital R —

Premium account R306376856-55

Total issued capital R306823792-71

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				741	ORDS	0-01	6-04	4483-05
				11000	ORDS	0-01	12-49	137500
Total		Total	R	Total 11741			Total	R141983·05

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
J AUGOUSTINOS	P.O. Box 82291	741	PAR VALUE
C ELLIS	SOUTHDALE 2135	11000	ORDINARY

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				44 693 616	ORDS	0-01	—	*	446 936-16
				741	ORDS	0-01	6-04	**	
				11 000	ORDS	0-01	12-49	***	
Total		Total	R	Total 44 705 357			Total	R ******	447 053-57

* 306 376 856-55
** 4 475-64
*** 137 390-00

**** 306 518 722-19

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 447 053-57

State capital R —

Premium account (See analysis below) R 306 517 641-19

Total issued capital R 306 964 694-76

Certified correct

Date 5 JUNE 2003 Signature David Haddon
Director/~~Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account		R
Opening Balance		306 376 856-55
Premium on Allotment	141 865-64	
Less		
Issue Duty	(726-00)	
Allotment Duty	(355-00)	140 784-64
		306 517 641-19

Exhibit 5

RANDGOLD

5 PRESS AVENUE SELBY
JOHANNESBURG 2092
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632 JOHANNESBURG
TELEPHONE +27 (11) 309-6000
FAX +27 (11) 837-2396
www.randgold.co.za

May 23, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 30 000 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 30 000 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
30 000	R 6.30

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby
Johannesburg, 2092

3. The transfer secretaries are: Computershare Services Limited
70 Marshall Street
2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	44 705 357	shares of 1(one) cent each:	R447 053
Unissued:	30 394 319	shares of 1(one) cent each:	R302 943

2 / ....

RGE\SOS\030523~30000 RML

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
23 May 2003

5. The company's issued ordinary share capital after the issue of the 30 000 ordinary shares, which are the subject of this application, will be:

44 735 357	ordinary shares of 1 (one) cent each:	R447 353

The unissued ordinary share capital will decrease to:

30 264 319	ordinary shares of 1 (one) cent each:	R302 643

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 27 May 2003.

10. The listing fee of R827.64 is attached hereto.

SIGNED at JOHANNESBURG on 23 May 2003


DIRECTOR/LEGAL MANAGER


COMPANY SECRETARY

______________________ SPONSOR

RANDGOLD

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy



D J HADDON
Group Company Secretary



SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

26 May 2003
REF: NM/jvdm/8837

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 23 May 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 27 May 2003 in respect of 30 000 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R447 353-57 divided into 44 735 357 ordinary shares of 1 cent each.

Thank you for payment of R827-64 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC investment Services (Africa) (Pty) Limited
Attention : Donė Hattingh

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 27 MAY 2003

2. Authorised capital of company:

	No par value		Par value			
	Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
					R	R
			75 000 000	ORDS	0-01	750 000
Total		Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

	No par value		Par value			
	Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
					R	R
Total		Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 5 JUNE 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

C/O COMPANY SECRETARY (30 000)

Postal address P.O. BOX 82291

SOUTHDALE

2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				44 705 357	ORDS	0-01	447 053-57
Total		Total	R	Total 44 705 357		Total	R 447 053-57

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 447 053-57

Stated capital R —

Premium account R 306 517 641-19

Total issued capital R 306 964 694-76

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				30 000	ORDS	0-01	6-29	189 000
Total		Total	R	Total 30 000			Total	R 189 000

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
RM LINDSAY	P.O. Box 82291	30 000	PAR VALUE ORDINARY
	SOUTHDALE 2135		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				44 705 357	ORDS	0-01	—	*	447053-57
				30 000	ORDS	0-01	6-29	**	300
Total		Total	R	Total 44 735 357			Total	R ***	447 353-57

* 306 517 641-19
** 188 700-00
*** 306 706 341-19

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 447 353-57

State capital R —

Premium account (See analysis below) R 306 705 142-69

Total issued capital R 307 152 496-26

Certified correct.

Date 5 JUNE 2003 Signature David Haddon
Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account

		R
Opening Balance		306 517 641-19
Premium on Allotment	188 700	
Less		
Issue Duty	(726-00)	
Allotment Duty	(472-50)	187 501-50
		306 705 142-69